INVEST IN **CHALLENGERS EVEREST**

YouTubers reality TV show from Everest



EVEREST
CHALLENGER$
GAME OF HIMALAYAS
11 YOUTUBERS : 2 SHERPA LEGENDS: 1 WINNER

challengerseverest.com San Francisco, CA







Highlights

1. Impact media startup from the Himalayas, going global.
2. International YouTubers based TV show promoting Nepal.
3. Legendary Sherpa Mountaineers: First reality show from Everest.
4. A TV show on WeFunder, approved for sales on prime video (US & UK)

Featured Investor

Pradeep Bista



Pradeep Bista
Syndicate Lead   Follow   Invested $5,000 ⓘ

Software engineer with some interest in outdoorsy activities.

"I'm proud to support Challengers Everest as a lead investor, not just for its entertainment value, but for its greater mission. As a software engineer with a passion for the outdoors, I see this project as a bold effort to showcase the beauty and fragility of the Himalayas, inspiring global audiences to care and take action. Unlike typical shows, Challengers Everest takes viewers into the heart of the mountains, telling the story of climate change through adventure and real experiences. After a decade of relentless work — with no sponsors and countless challenges — Shree Gurung and his team have brought this vision to life, now approved for distribution on Prime Video in the U.S. and U.K. I invite you to join me in supporting this historic milestone. • Your investment will help launch a global marketing campaign. • It will amplify Nepal's voice on the world stage. • It will fuel awareness for our Himalayas and the urgent issue of climate change. Let's stand with Shree and bring this Nepali production to the world. Join me. 🌍⛰️ #SupportChallengersEverest #NepaliPride #ClimateAction #HimalayanVoices"

Our Founder



Shree Gurung Founder

Film Graduate, Communication & Journalism PhD Scholar with 15+ years in media & event management industry.

We invited YouTubers to film the melting glaciers of Everest. Their journey is a reality TV Show.



Please watch above video

Our Background Story

10 years of preparation, 3 years of production, 0 sponsors/investors but 1 goal... bringing International YouTubers to the Base Camp of Mt. Everest to film the impact of climate change in the Himalayan glaciers and produce a reality show of their journey to fund the project.

In 2014, we trekked to Everest Base Camp to plan an international film competition/festival at Everest to promote Nepal. As we reached the base camp, we were more drawn by the glaciers; The creator of beautiful rivers, streams and waterfalls. Himalayan glaciers sustain billions of lives across the region yet, we were unaware of the contribution of these glaciers and catastrophic impact of climate change on them. We strongly believe "communication is the beginning of a solution", hence we chose to invite YouTubers from across the world to tell the story of these rapidly melting glaciers to their young followers.

Production in the Everest is considered tough and expensive hence we reached out to many private, Government and Non Government organisations however we were unable to convince any of them. Despite the approval, we were determined because of the urgency to do a small part for our Himalayas and the future of our children.

This decade has been a wildest journey for us, bringing a TV show from Nepal to the American and British market. The TV show which was considered impossible by studios, networks and agencies in Singapore, India, US and Nepal. Despite the damaged hard drives, pandemic restrictions and so little resources; we were able to pull together this TV show and now approved by prime video for sales in the US & UK

Today we invite you for the partnership where you can invest from $100 to $ 100K; a partnership to hire professional creative, digital marketing agencies and run a successful promotional campaign in the US & UK so that our hard work and dedication of over a decade will be encouraged for more expeditions.

Payback to Investors:

Investors will receive a share of 50% of gross revenues until they are paid back 1.5x their investment. Wefunder VIPs and the first $70,000 of investors will be paid back 1.65x their investment.

Future projections are not guaranteed.

Investor FAQs

Why do you need funding if the show is already produced?

1. Every successful film and TV show invests millions of dollars into marketing and promotion. Without strategic promotion, even the best content struggles to generate revenue. Our goal is to maximize visibility and sales through a targeting 3 month campaign.

How will you execute the promotional campaign?

1. We will engage top tier digital marketing, PR, and creative agencies/professionals to launch a high-impact promotional campaign including:

2. Social Media Campaign: Featuring the show promos/ads on pages and profiles with over 100+ million followers.

3. Media Features: Securing coverage on major news outlets, highlighting world record holders, International YouTubers and topic like climate change and Everest expeditions.

4. Creative Events: Hosting promotional events in New York, San Francisco, and Los Angelos to drive buzz and media attention.

Why charge $4 instead of offering it for free?

1. We are uinder a TVOD (Transactional Video on Demand)

contract with Prime Video. With just $4 purchase ensures:

2. Ad-free viewing of all 8 episodes over 3 months, with or without prime video subscription

3. We will be releasing worldwide (Free to watch along with the campaign)

When and how do you pay back investors?

1. Investors payback begins 1 year after the end of our Wefunder campaign, with a goal of achieving full ROI as soon as possible.

2. Investors will receive a share of 50% of gross revenues until they are paid back 1.5x their investment. Wefunder VIPs and the first $70,000 of investors will be paid back 1.65x their investment.

Can I trust this investment?

1. You are investing in a fully produced and platform-approved product, not just an idea. More than that, you are investing to support the promotion of Nepal and the Himalayas.

2. That said, every investment is risky. You should not invest more than you can afford to lose.

How much revenue has the show generated so far?

1. Our initial sales were low due to limited internal marketing efforts, but we gained substantial momentum by reaching #3 trending in Amazon's "Challengers" search. With recent approval in the UK market and a dedicated 3 month promotional campaign, we are confident in securing the #1 trending spot in our category and driving a significant increase in sales.

Future projections are not guaranteed.


REVENUE TARGET 2025
US$ 1,200,000
PRIME VIDEO (US & UK) US$ 400,000
SOUTH ASIA (TV+OTT+YOUTUBE BRANDING & MONETIZATION) US$ 300,000
SOUTH EAST ASIA (TV+ OTT+ YOUTUBE BRANDING & MONETIZATION) US$ 300,000
REST OF THE WORLD (OTT+YOUTUBE BRANDING & MONETIZATION)) US$ 200,000

Revenue Target

Future projections are not guaranteed.


Challengers Everest:...

Downloads

World Vlog Challenge Revenue Share Calculator - Wefunder Revenue Share Calculator.pdf